EXHIBIT 99.1

GLG Life Tech Corporation Announces Fourth Letter of No Objection Issued by FDA for RebPure(TM) 95 Stevia Extract

VANCOUVER, B.C., Dec. 5, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces the United States Food and Drug Administration ("FDA") has issued a Generally Recognized as Safe (GRAS) Letter of No Objection for GLG's high purity stevia extract, RebPure™ RA95 (Filing No. GRN000380), which contains greater than 95% Rebaudioside A (RA) and 97% of steviol glycosides.

The GRAS process is a legal and FDA-approved process that allows companies to conduct their own GRAS determinations by consulting with an independent panel of scientists to determine if an ingredient meets the FDA's criteria for safety. To ensure even further confidence in its products, GLG has submitted its dossier to the FDA for review which has resulted in this Letter of No Objection.

Dr. Luke Zhang, Chairman and CEO of GLG stated, "We had previously received three Letters of No Objection for our high-purity stevia extracts: the RebPure™ 97, the PureSTV™ and BlendSure™. With this fourth letter, we now have a letter of no objection to support our RebPure™ 95 product. These four letters from the FDA also affirms our long-term commitment to provide our customers with the highest quality standards of stevia extracts in the United States and around the world and positions GLG as the only company in the world to produce high purity RA, STV and BlendSureTM products backed by the requisite letters of no objection from the FDA. Rebaudioside A (RA) and Stevioside (STV) are the two major components from the stevia plant and the GLG R&D and production teams have been working on know-how technologies and patents to produce high purity RA and STV as well as the blend of RA and STV stevia extracts since 2001. These four letters will allow our RA, STV and BlendSureTM stevia extracts to be utilized in many of our AN0CTM beverage and foods. We have found that the FDA GRAS standard is respected in many of our key international markets including South America and Asia and we will therefore be able to further leverage this key achievement in our international markets."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is the global leader for the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including; non-GMO stevia seed breeding; natural propagation; stevia leaf growth and harvest; proprietary extraction and refining; marketing and distribution of our stevia extract; and the formulation and distribution of consumer finished goods. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com